TSX/NYSE/PSE: MFC	SEHK: 945
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For Immediate Release
February 7, 2018

The quarterly earnings news release for Manulife Financial Corporation ("Manulife" or the "Company") should be read in conjunction with the Company's Annual Management's Discussion & Analysis and Consolidated Financial Statements for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which is available on our website at http://www.manulife.com/reports.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).
We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP financial measures, see "Performance and Non-GAAP Measures" below and in our 2017 Management's Discussion and Analysis.

Manulife reports 2017 net income of $2.1 billion, core earnings of $4.6 billion, strong growth in Asia and Wealth and Asset Management and a dividend increase of 7%
TORONTO – Manulife today announced net income attributed to shareholders of $2,104 million for 2017, fully diluted earnings per common share of $0.98 and return on common shareholders' equity ("ROE") of 5.0%, compared with $2,929 million, $1.41 and 7.3%, respectively, for 2016. In 2017, Manulife generated core earnings of $4,565 million, fully diluted core earnings per common share of $2.22 and core return on common shareholders' equity ("core ROE") of 11.3%, compared with $4,021 million, $1.96 and 10.1%, respectively, for 20161. 2017 net income attributed to shareholders included a $2.8 billion post-tax charge related to the previously announced impact of the U.S. Tax Cuts and Jobs Act ("U.S. Tax Reform") and the decision to change the portfolio asset mix supporting our legacy businesses.
In the fourth quarter of 2017 ("4Q17") the net loss attributed to shareholders was $1,606 million, fully diluted loss per common share was $0.83 and ROE was negative 17.1% compared with net income attributed to shareholders of $63 million, fully diluted earnings per common share of $0.01 and ROE of 0.3% for the fourth quarter of 2016 ("4Q16"). In 4Q17, core earnings were $1,205 million, fully diluted core earnings per common share were $0.59 and core ROE was 12.1% compared with $1,287 million, $0.63 and 12.9%, respectively, for 4Q16.
"We achieved strong operating results in 2017. Core earnings increased 14% to $4.6 billion, we delivered continued positive net flows, and solid top-line growth in Asia," said Manulife President & Chief Executive Officer Roy Gori. "And while net income was impacted by portfolio asset mix changes and U.S. Tax Reform, these items will benefit us going forward."
Mr. Gori continued: "We are fully committed to the transformation of our business to position Manulife as a digital, customer-centric leader. We are confident that by delivering on our strategic priorities, we will succeed in delighting our customers, exciting and engaging our employees and creating substantial shareholder value."
Phil Witherington, Chief Financial Officer, said, "In Asia, we achieved a 25% increase in new business value in 2017 to $1.2 billion, reflecting an 18% increase in APE sales. We also delivered $17.6 billion in net flows in our global wealth and asset management businesses, our eighth year of positive consecutive quarterly net flows."
"On the basis of our strong operating results and outlook for growth going forward, the Board today approved a 7% increase to our dividend," added Mr. Witherington.

[1]
Core earnings, diluted core earnings per common share and core ROE are non-GAAP measures. See "Performance and Non-GAAP Measures" below and in our 2017 Management's Discussion and Analysis for additional information.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

HOW OUR COMPANY PERFORMED IN 2017
Profitability
Reported net income attributed to shareholders of $2,104 million in 2017, a decrease of $825 million compared with $2,929 million in 2016
Net income attributed to shareholders in 2017 included a $2.8 billion post-tax charge related to the previously announced impact of U.S. Tax Reform and the decision to change the portfolio asset mix supporting our legacy businesses. Excluding these charges, net income attributed to shareholders increased $2.0 billion compared with 2016 primarily driven by growth in core earnings, the favourable direct impact of markets in 2017 compared with unfavourable impacts in 2016, and lower charges from changes in actuarial methods and assumptions. Each of these items is described below.
Generated core earnings of $4,565 million in 2017, an increase of $544 million or 14% compared with 2016
The increase in core earnings was driven by higher core investment gains, strong new business and in-force growth in Asia, higher fee income in our wealth and asset management businesses and a reduction in expected cost of macro hedges, partially offset by a $240 million provision in our Property and Casualty Reinsurance ("P&C") business in the third quarter of 2017 ("3Q17") related to hurricanes, and the impact of changes in foreign currency exchange rates. Both years also included gains related to the release of provisions for uncertain tax positions. Core earnings in 2017 included net insurance and annuity policyholder experience charges of $164 million post-tax ($223 million pre-tax) compared with $162 million post-tax ($276 million pre-tax) in 2016.
Generated ROE of 5.0% in 2017 compared with 7.3% in 2016, and core ROE of 11.3% compared with 10.1% in 2016
ROE in 2017 was impacted by a $2.8 billion charge related to the previously announced impact of U.S. Tax Reform and the decision to change the portfolio asset mix supporting our legacy businesses, while 2016 ROE was impacted by charges from the direct impact of markets and changes in actuarial methods and assumptions. The 1.2 percentage point expansion in core ROE compared with 2016 largely reflects strong growth in core earnings, including in our higher-return businesses: Asia and wealth and asset management, partially offset by higher average equity from growth in retained earnings.
Generated investment-related experience gains of $567 million in 2017 compared with gains of $197 million in 2016
The $567 million of investment-related experience gains reported in 2017 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience, partially offset by lower than expected returns (including changes in fair value) on alternative long-duration assets ("ALDA"). In accordance with our definition of core earnings, we included $400 million of investment-related experience gains in core earnings in 2017 and $197 million in 2016. (See "Performance and Non-GAAP Measures" in our 2017 Management's Discussion and Analysis).
Reported gains related to the direct impact of markets of $209 million in 2017 compared with charges of $484 million in 2016
The 2017 gains were related to favourable equity markets partially offset by the impact of narrowing corporate spreads and widening swap spreads.
Recorded a $2.8 billion (post-tax) charge in 2017 related to the previously announced impact of U.S. Tax Reform and portfolio asset mix changes
In 4Q17, U.S. Tax Reform was enacted, which among other things, lowered the U.S. federal corporate income tax rate from 35% to 21% and placed limits on the tax deductibility of reserves. The impact of these changes was a charge of approximately $1.8 billion, post-tax, with an expected ongoing benefit to net income attributed to shareholders and core earnings of approximately $240 million per year commencing in 2018.1
In 4Q17, we recorded a $1.0 billion post-tax charge related to our decision to reduce the allocation to ALDA in our portfolio asset mix supporting our North American legacy businesses. This is expected to reduce risk and lower volatility in our legacy businesses, and free up approximately $2 billion in capital over the next 12-18 months as the ALDA is sold. The decision is expected to negatively impact net income attributed to shareholders and core earnings in the short-term by approximately $70 million per year after-tax, until such time as the net $1.0 billion capital benefit is redeployed to higher-return businesses.1

[1]	See "Caution regarding forward-looking statements below".

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Recorded a net $35 million (post-tax) charge in 2017 as a result of our review of actuarial methods and assumptions compared with a net $453 million (post-tax) charge in 2016
In 3Q17, we completed our annual review of actuarial methods and assumptions and increased policy liabilities as a result of reducing ALDA and equity return assumptions, and lapse and other policyholder experience assumptions. These charges were mostly offset by reserve releases for mortality and morbidity assumptions, model refinements and other items.
Insurance and Other Wealth Growth
Achieved insurance sales1 of $4.7 billion in 2017, an increase of 23%2 compared with 2016
In Asia, insurance sales increased 17% compared with 2016, driven by strong growth in Singapore, mainland China, Japan and Vietnam. In Canada, insurance sales increased 60% compared with 2016, as a more than doubling of group benefits sales (where large case sales are inherently variable), was partially offset by lower retail sales from the impact of regulatory changes on prior year sales and pricing actions taken during the year. In the U.S., life insurance sales increased 11% from 2016 due to increased sales of term and universal life products.
Reported other wealth sales1 of $8.1 billion in 2017, in line2 with 2016
In 2017, other wealth sales in Asia increased 10% from 2016 driven by Hong Kong, reflecting the success of recently-launched customer solutions, partially offset by lower single premium sales in Japan. In Canada, other wealth sales declined 10% from 2016 due to pricing actions to de-emphasize certain products.
Generated new business value ("NBV")1 of $1.5 billion in 2017, an increase of 24%2 compared with 2016
The increase in NBV was primarily driven by strong growth in Asia. In Asia, NBV increased 25% from 2016 to $1.2 billion, reflecting higher annualized premium equivalent ("APE") sales1 and management actions to improve margins.
Wealth and Asset Management ("WAM") Growth
Generated net flows1 of $17.6 billion in our wealth and asset management businesses in 20173 compared with $15.3 billion in 2016
In 2017, we generated positive net flows in our WAM businesses across all divisions and in each of our business lines: retirement, retail and institutional asset management. This marked our eighth year of positive consecutive quarterly net flows. The increase compared with 2016 was primarily due to lower redemptions and higher sales in our retail and institutional asset management businesses in the U.S. and, to a lesser extent, our Hong Kong retirement business, partially offset by higher redemptions in our North American retirement businesses.
Generated gross flows1 of $124.3 billion in our wealth and asset management businesses in 20173, an increase of 5%2 compared with 2016
The increase was mainly driven by strong sales across multiple asset classes and strategies in our retail businesses, increased sales of equity and fixed income products in U.S. institutional asset management, and strong growth in Hong Kong retirement. This was partially offset by fewer large mandates in institutional asset management in Canada and Japan.
Reported core EBITDA1,4 from our wealth and asset management businesses of $1,396 million in 2017, an increase of 22%2 compared with 2016
The increase in core EBITDA primarily relates to higher fee income on higher average asset levels as well as prudent expense management. We also reported core earnings from our WAM businesses of $788 million in 2017, an increase of 28%2 compared with 2016 driven by similar factors.

Achieved WAM assets under management and administration ("AUMA")1 of $599 billion as at December 31, 2017, an increase of 14%2 compared with December 31, 2016
The increase in WAM AUMA was driven by favourable investment returns and positive net flows

[1]
Sales, net flows, gross flows, APE sales, NBV, core EBITDA and assets under management and administration are non-GAAP measures. See "Performance and Non-GAAP Measures" below and in our 2017 Management's Discussion and Analysis for additional information.

[2]
Growth (declines) in sales, gross flows, NBV, core EBITDA, core earnings from our wealth and asset management businesses and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below and in our 2017 Management's Discussion and Analysis for additional information.

[3]
Commencing in the first quarter of 2017 ("1Q17"), Manulife Asset Management's Institutional Asset Management net flows and gross flows are reported by the division corresponding to their geographic source.

[4]	Core earnings before interest, taxes, depreciation and amortization.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Total Company Growth (Insurance, Wealth and Asset Management and Other Wealth)
Delivered total assets under management and administration of $1.0 trillion as at December 31, 2017, an increase of 11% compared with December 31, 2016
Assets under management and administration increased 11% compared with December 31, 2016, driven by favourable investment returns and continued customer net inflows.

Financial Strength
Reported a Minimum Continuing Capital and Surplus Requirement ("MCCSR") ratio of 224% for The Manufacturers Life Insurance Company ("MLI") as at December 31, 2017 compared with 230% as at December 31, 2016
The 6 percentage point decrease from December 31, 2016 was mainly due to the charges related to U.S. Tax Reform and portfolio asset mix changes in 4Q17.
Reported a financial leverage ratio for Manulife of 30.3% as at December 31, 2017 compared with 29.5% as at December 31, 2016
Our financial leverage increased from the prior year primarily due to the charges related to U.S. Tax Reform and portfolio asset mix changes. Solid core earnings in 2017 more than offset the unfavourable impacts of the strengthening of the Canadian dollar and financing activities.
Delivered $2.1 billion in remittances1 from our operating divisions in 2017
In 2017, MFC entities delivered $2.1 billion in remittances compared with $1.8 billion in 2016.
HOW OUR COMPANY PERFORMED IN THE FOURTH QUARTER OF 2017
Profitability
Reported net loss attributed to shareholders of $1,606 million in 4Q17, compared with net income attributed to shareholders of $63 million in 4Q16
As noted above, the net loss attributed to shareholders in 4Q17 included a $2.8 billion post-tax charge related to the impact of U.S. Tax Reform and the decision to change the portfolio asset mix supporting our legacy businesses. In 4Q16, net income attributed to shareholders included a $1.2 billion charge related to the direct impact of markets. Excluding these items, 4Q17 net income attributed to shareholders decreased by $62 million compared with 4Q16 primarily due to core earnings.
Generated core earnings of $1,205 million in 4Q17, a decrease of $82 million or 6% compared with 4Q16
The decrease in core earnings was due to higher core investment gains reported in 4Q16 ($180 million in 4Q16 compared with $100 million in 4Q17) and a $142 million release of provisions for uncertain tax positions reported in 4Q16. Partially offsetting these variances were strong growth in Asia and our wealth and asset management businesses, a reduction in equity hedging costs, higher realized gains on available-for-sale ("AFS") equities, and gains from policy-related items in the U.S. in 4Q17 (compared with losses in 4Q16). Core earnings in 4Q17 included policyholder experience charges of $34 million post-tax ($42 million pre-tax) compared with $43 million post-tax ($65 million pre-tax) in 4Q16.
Generated ROE of (17.1)% in 4Q17 compared with 0.3% in 4Q16, and core ROE of 12.1% compared with 12.9% in 4Q16
In 4Q17, ROE was impacted by the U.S. Tax Reform and portfolio asset mix-related charges of $2.8 billion, while 4Q16 was impacted by $1.2 billion in charges from the direct impact of markets. The 0.8 percentage point contraction in core ROE compared with 4Q16 largely reflected lower core earnings (discussed above).
Generated investment-related experience gains of $118 million in 4Q17 compared with gains of $180 million in 4Q16
The $118 million of investment-related experience gains reported in 4Q17 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience. In accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings in 4Q17 and $180 million in 4Q16.
Reported charges related to the direct impact of markets of $68 million in 4Q17 compared with charges of $1,202 million in 4Q16
The 4Q17 charges were related to narrowing corporate spreads and increasing swap spreads on the valuation of our policy liabilities, partially offset by the impact of favourable equity markets. The 4Q16 charges were due to the impact of the steepening of the yield curve, the narrowing of corporate spreads, and the widening of swap spreads, as well as losses in the dynamic hedging program due to basis risk losses in fund manager and hedge asset performance, which was exacerbated by the large change in interest rates during the quarter.

[1]	Remittances are defined as cash remitted by operating subsidiaries and excess capital generated by stand-alone Canadian operations, and available for deployment by Manulife.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Insurance and Other Wealth Growth
Achieved insurance sales of $1.0 billion in 4Q17, a decrease of 3% compared with 4Q16
In Asia, insurance sales increased 7% from 4Q16, driven by strong growth in Singapore and Vietnam. In Canada, insurance sales declined 31% from 4Q16 as lower retail insurance sales reflected both 2017 pricing actions and higher prior year sales in advance of regulatory changes. In the U.S., life insurance sales increased by 8% from 4Q16 due to increased sales of term, universal life and variable universal life products.
Reported other wealth sales of $2.1 billion in 4Q17, an increase of 25% compared with 4Q16
In 4Q17, other wealth sales in Asia increased 53% from 4Q16, driven by strong sales of recently-launched customer solutions in Hong Kong and strong growth in Japan. In Canada, other wealth sales declined 11% from 4Q16 due to pricing actions to de-emphasize certain products.
Generated new business value ("NBV") of $389 million in 4Q17, an increase of 11% compared with 4Q16
The increase in NBV was primarily driven by strong growth in Asia. In Asia, NBV increased 15% from 4Q16 to $319 million, primarily reflecting higher APE sales.
Wealth and Asset Management ("WAM") Growth
Generated net flows of $3.7 billion in our wealth and asset management businesses in 4Q17 compared with $6.1 billion in 4Q16
Positive net flows were generated across all divisions. The decrease compared with 4Q16 was primarily driven by lower net flows in institutional asset management due to a strong 4Q16 which benefited from three large mandates in Canada and Japan totaling $7.9 billion, and to a lesser extent, lower sales in mainland China in 4Q17. This was partially offset by a significantly lower redemption rate in U.S. retail, as well as higher net flows in U.S. institutional asset management and Canada retail.
Generated gross flows of $32.9 billion in our wealth and asset management businesses in 4Q17, a decrease of 11% compared with 4Q16
The decrease was mainly due to fewer large institutional asset management mandates as noted above, as well as lower gross flows in mainland China in 4Q17. This was partially offset by strong growth in Canada retail and higher gross flows across all our retirement businesses, particularly in the U.S., where we delivered solid sales in the mid-case market segment.
Reported core EBITDA from our wealth and asset management businesses of $348 million in 4Q17, an increase of 18% compared with 4Q16
The increase in core EBITDA primarily relates to higher fee income on higher average asset levels. We also reported core earnings from our wealth and asset management businesses of $193 million in 4Q17, an increase of 14% compared with 4Q16 driven by similar factors.

Financial Strength
Reported an MCCSR ratio of 224% for MLI as at December 31, 2017 compared with 234% as at September 30, 2017
The 10 percentage point decrease compared with September 30, 2017 was mainly driven by the charges related to U.S. Tax Reform and portfolio asset mix changes in 4Q17.
Reported a financial leverage ratio for Manulife of 30.3% as at December 31, 2017 compared with 29.5% as at September 30, 2017
Our financial leverage increased from the prior quarter primarily due to the charges related to U.S. Tax Reform and portfolio asset mix changes, which more than offset the favourable impact from solid core earnings during the quarter.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

HOW OUR BUSINESSES PERFORMED
We evaluate our divisional operating performance based on core earnings. The table below reconciles core earnings to net income (loss) attributed to shareholders.

	Quarterly Results			Full Year Results
($ millions)	4Q17	3Q17	4Q16	2017	2016
Core earnings
Asia Division	$422	$428	$388	$1,663	$1,495
Canadian Division	335	466	359	1,465	1,384
U.S. Division	550	445	471	1,962	1,615
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(192)	(342)	(75)	(868)	(409)
Expected cost of macro hedges	(10)	(12)	(36)	(57)	(261)
Core investment gains	100	100	180	400	197
Core earnings	$1,205	$1,085	$1,287	$4,565	$4,021
Investment-related experience outside of core earnings	18	11	-	167	-
Core earnings and investment-related experience outside of core earnings	$1,223	$1,096	$1,287	$4,732	$4,021
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(68)	47	(1,202)	209	(484)
Charge related to U.S. Tax Reform	(1,777)	-	-	(1,777)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	(1,032)	-	-	(1,032)	-
Changes in actuarial methods and assumptions	(33)	(2)	(10)	(35)	(453)
Integration and acquisition costs	(18)	(14)	(25)	(70)	(81)
Other	99	(22)	13	77	(74)
Net income (loss) attributed to shareholders	$(1,606)	$1,105	$63	$2,104	$2,929
Asia Division
2017 Business highlights
In 2017, Asia Division delivered record double-digit growth in APE sales, NBV and core earnings compared with 2016 (growth of 18%, 25% and 16%, respectively). Our NBV margin increased 2.3 percentage points to 34.1%. Our wealth and asset management gross flows exceeded US$20 billion, an increase of 11% compared with 2016, and we reported positive net flows of over US$5 billion in 2017.
We continued to build on our strengths in bancassurance and extended our distribution reach in 2017 with two new 15-year exclusive partnerships. In addition, we increased the number of our contracted agents and improved productivity.
During 2017, we improved our customer experience and increased our efficiency through enhanced digital offerings, including: expanded electronic point-of sales tools, improvements in auto-underwriting, straight-through processing and e-claims. We have also enhanced ManulifeMOVE, our award-winning wellness program, with the addition of Apple Watch for customers in Hong Kong.
In 2017, we continued to lay the groundwork for continued expansion of our wealth and asset management businesses. In mainland China, we received the first Investment Company Wholly Foreign-Owned Enterprise license. We also signed a memorandum of understanding with the Agricultural Bank of China to explore business opportunities in furthering our objective of delivering retirement solutions in mainland China. In addition, we established a trust company in the Philippines, which extends our offerings to include wealth and asset management solutions.
2017 Earnings
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$1,417 million in 2017 compared with US$863 million in 2016 and core earnings were US$1,283 million in 2017 compared with US$1,129 million in 2016. Items excluded from core earnings amounted to a net gain of US$134 million in 2017 compared with a net charge of US$266 million in 2016 (see table that summarizes the past eight quarters core earnings and net income (loss) attributed to shareholders below).

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Core earnings in 2017 increased 16% compared with 2016 after adjusting for the impact of changes in foreign currency exchange rates. The increase in core earnings was driven by double-digit growth in new business volumes and solid in-force business growth, partially offset by a charge related to policyholder experience in 2017 compared with a gain in 2016, and the non-recurrence of gains related to two separate reinsurance treaties in 2016.
4Q17 Earnings
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$234 million in 4Q17 compared with US$323 million for 4Q16 and core earnings were US$332 million in 4Q17 compared with US$291 million in 4Q16. Items excluded from core earnings were a net charge of US$98 million in 4Q17 compared with a net gain of US$32 million in 4Q16.
Core earnings in 4Q17 increased 15% compared with 4Q16 after adjusting for the impact of changes in foreign currency exchange rates. The increase in core earnings was driven by growth in new business volumes and solid in-force business growth, partially offset by unfavourable policyholder experience.
2017 Sales, Gross Flows and New Business Value (comparisons with 2016 and percentage change calculated on a constant currency basis)
Annualized premium equivalent sales in 2017 were a record US$2,887 million, 18% higher than 2016 driven by double-digit growth in most territories. Contributing to the record APE sales were insurance sales of US$2,307 million and other wealth APE sales of US$580 million, up 17% and 21%, respectively, from 2016.
•
Japan APE sales in 2017 were US$1,102 million, an increase of 12% compared with 2016 as strong growth in our corporate and foreign currency denominated products was partially offset by lower single premium other wealth sales through bancassurance channels.

•
Hong Kong APE sales in 2017 were US$584 million, an increase of 18% compared with 2016, benefiting from strong sales of our newly-launched customer solutions. Both our agency and bank channels experienced double-digit growth.

•
Asia Other (excludes Japan and Hong Kong) APE sales in 2017 were US$1,201 million, an increase of 24% compared with 2016. We experienced double-digit growth in Singapore, mainland China, Vietnam and Cambodia, and continued growth in the Philippines, partially offset by lower sales in Indonesia. Singapore and mainland China grew 29% and 48%, respectively, compared with 2016.

Wealth and asset management gross flows of US$21.5 billion in 2017 were US$1.9 billion or 11% higher than 2016, driven by strong retail gross flows from money market funds in mainland China, solid retail gross flows in Japan, Hong Kong, Singapore, Indonesia and Malaysia, and increased retirement gross flows in Hong Kong and Indonesia. These were partially offset by lower gross flows from institutional asset management. We reported positive net flows of US$5.1 billion in 2017, compared with US$6.4 billion in 2016. The decline was driven by higher redemptions of money market funds in mainland China and the non-recurrence of a large institutional mandate sold in 2016.
•
Japan WAM gross flows of US$526 million in 2017 doubled compared with 2016, driven by strong mutual fund sales, reflecting bank distribution channel expansion and continued success of existing fund solutions.

•
Hong Kong WAM gross flows of US$3.9 billion in 2017 increased 48% compared with 2016, driven by growth in both retail and retirement distribution channels, including the successful Mandatory Provident Fund partnership with Standard Chartered Bank.

•
Asia Other (excludes Japan and Hong Kong) WAM gross flows of US$12.5 billion in 2017 increased 23% compared with 2016, reflecting an increase in money market gross flows in mainland China, strong retail gross flows in Singapore, Indonesia and Malaysia, and strong retirement gross flows in Indonesia.

•	Institutional asset management gross flows in 2017 of US$4.6 billion decreased 29% compared with 2016, due to the sale of a large mandate in Japan in 4Q16.
New business value in 2017 was US$926 million, a 25% increase compared with 2016 reflecting double-digit growth in APE sales and management actions to improve margins. These actions translated into a 2.3 percentage point improvement in NBV margin to 34.1%.
•	Japan NBV in 2017 of US$299 million increased 19% due to higher sales and management actions to improve margins.
•	Hong Kong NBV in 2017 of US$347 million increased 25% driven by robust sales growth and continued strong margins.
•
Asia Other NBV in 2017 of US$280 million increased 32% as a result of continued growth in sales, scale benefits and product actions. The growth was most notable in Singapore, mainland China, Vietnam and the Philippines.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

4Q17 Sales, Gross Flows and New Business Value (comparisons with 4Q16 and percentage change calculated on a constant currency basis)
Annualized premium equivalent sales in 4Q17 were US$696 million, 13% higher than 4Q16 driven by double-digit growth in Hong Kong, Singapore, Vietnam, Philippines and Cambodia. Contributing to this increase were insurance sales of US$541 million and other wealth APE sales of US$155 million, up 7% and 44%, respectively, from 4Q16.
•
Japan APE sales in 4Q17 were US$220 million, a decrease of 3% compared with 4Q16. Growth in our other wealth sales was more than offset by lower insurance sales due to increased competition in the corporate segment.

•
Hong Kong APE sales in 4Q17 were US$172 million, a 21% increase compared with 4Q16, benefiting from continued success from recently-launched customer solutions. We experienced solid double-digit growth from our agency and broker channels.

•
Asia Other (excludes Japan and Hong Kong) APE sales in 4Q17 were US$304 million, an increase of 24% compared with 4Q16. We experienced record sales in Vietnam and Malaysia and delivered excellent growth in our bancassurance channel.

Wealth and asset management gross flows of US$6.8 billion in 4Q17 were US$1.6 billion or 20% lower than 4Q16, driven by lower gross flows in institutional asset management and lower retail gross flows in mainland China, partially offset by strong growth in Hong Kong. We reported positive net flows of US$1.8 billion in 4Q17, compared with US$3.5 billion in 4Q16. The decline was driven by higher redemptions of money market funds in mainland China and the non-recurrence of a large institutional mandate sold in 4Q16.
•	Japan WAM gross flows of US$142 million in 4Q17 increased 60% compared with 4Q16, driven by higher mutual fund gross flows reflecting the expansion of our bank distribution channel.
•	Hong Kong WAM gross flows of US$1.1 billion in 4Q17 increased 41% compared with 4Q16, reflecting a strong increase in both retirement and retail businesses in all of our distribution channels.
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Asia Other (excludes Japan and Hong Kong) WAM gross flows of US$3.2 billion decreased 26% compared with 4Q16. While Indonesia, Singapore and Vietnam mutual fund sales more than doubled, retail sales in mainland China declined.

•
Institutional asset management gross flows in 4Q17 of US$2.4 billion decreased 27% compared with 4Q16, due to the sale of a large mandate in Japan in 4Q16, partially offset by strong growth in Singapore, Indonesia and Taiwan.

New business value in 4Q17 was a record US$251 million, a 15% increase compared with 4Q16, in line with APE sales growth.
•	Japan NBV in 4Q17 of US$61 million increased 7% due to favourable product mix and improved margins from product actions despite lower sales.
•	Hong Kong NBV in 4Q17 of US$119 million increased 21% driven by higher sales and continued strong margins.
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Asia Other NBV in 4Q17 of US$71 million increased 12% as a result of continued growth in sales, and scale benefits, partially offset by a change in product mix. The growth was most notable in mainland China.

Canadian Division
Business highlights
In 2017, Canadian Division delivered solid wealth and asset management net flows driven by the continued success of our retail platform, and reported higher overall insurance sales driven by large case sales in our group benefits business.
During the year, we introduced a number of digital solutions to make it easier for customers to do business with us, such as enabling fingerprint identification technology for customers accessing their Manulife Bank, group benefits and retirement mobile applications, enabling bank deposits to be made through mobile devices, providing access to group benefits accounts through Amazon Alexa voice-recognition technology and becoming the first Canadian insurer to offer all group claims submissions through online, mobile and traditional channels. We also continued to modernize and grow our product and service offering. In 2017, we enhanced our Manulife Vitality product by adding Apple Watch to the Active Rewards program, introduced an online tool for submitting life insurance applications, and launched 6 new exchange traded funds ("ETFs") focused on multi-factor investment strategies in Canadian, U.S. and international equities.
2017 Earnings
Canadian Division's full year 2017 net income attributed to shareholders was $757 million compared with $1,486 million in 2016, core earnings were $1,465 million in 2017 compared with $1,384 million in 2016. Items excluded from core earnings amounted to a net charge of $708 million in 2017 and included a $343 million charge related to the decision to change the portfolio asset mix supporting our legacy businesses. Other items excluded from core earnings netted to a charge of $365 million compared with a net gain of $102 million in 2016 (see table that summarizes the past eight quarters core earnings and net income (loss) attributed to shareholders below).

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Core earnings increased $81 million or 6% compared with 2016, reflecting higher fee income in our wealth and asset management businesses from higher average asset levels and a tax benefit primarily related to the release of provisions for uncertain tax positions. These items were partially offset by unfavourable policyholder experience, primarily due to higher claims in our group benefits long-term disability business.
4Q17 Earnings
Net income attributed to shareholders was $37 million in 4Q17 compared with $92 million in 4Q16, core earnings were $335 million in 4Q17 compared with $359 million in 4Q16 and items excluded from core earnings amounted to a net charge of $298 million in 4Q17 compared with a net charge of $267 million in 4Q16. As noted above, the 4Q17 charge included $343 million related to the decision to change the portfolio asset mix supporting our legacy businesses.
Core earnings decreased $24 million or 7% compared with 4Q16 due to unfavourable policyholder experience in retail insurance, the non-recurrence of the prior year's gains from a reinsurance recapture and a number of other smaller items, partially offset by higher fee income in our wealth and asset management businesses.
2017 Sales
Insurance sales were $1,106 million in 2017, an increase of $413 million compared with 2016, driven by large-case sales in our group benefits business. This was partially offset by lower retail insurance sales due to pricing actions in 2017 and higher prior year sales in advance of regulatory changes.
•
Retail insurance sales in 2017 of $168 million decreased 29% compared with 2016, reflecting pricing actions in 2017 and higher universal life sales in 2016 in anticipation of regulatory changes that took effect in 1Q17.

•
Institutional markets sales in 2017 of $938 million increased $480 million compared with 2016, driven by strong sales across all segments in our group benefits business, especially in the large case segment.

Wealth and asset management gross flows in 2017 were $23.2 billion, a decrease of $1.5 billion or 6% compared with 2016, driven by lower gross flows in institutional asset management, partially offset by strong gross flows in retail. We reported net flows in 2017 of $3.1 billion, down from $8.4 billion in 2016 driven by a few large redemptions in retirement and institutional asset management and lower gross flows as mentioned above.
•	Retail gross flows of $11.3 billion in 2017 increased 15% compared with 2016, driven by strong sales across equity and balanced asset classes.
•	Retirement gross flows of $7.1 billion in 2017 decreased 2% compared with 2016, mainly due to several large-case sales made in 2016, partially offset by growth in recurring contributions.
•	Institutional asset management gross flows were $4.8 billion, a decrease of 37% compared with 2016 which benefited from the funding of two large mandates totaling $4.2 billion in 4Q16.
Other wealth sales declined due to actions to de-emphasize fixed and higher-risk segregated fund product sales. Other wealth sales in 2017 were $2.9 billion, a decrease of 10% compared with 2016.
•
Segregated fund product[1] sales in 2017 were $2.4 billion, a decrease of 4% compared with 2016 for the reason noted above. We are focused on growth in lower-risk segregated fund products and delivered a 28% increase in sales for such products from $1,273 million in 2016 to $1,625 million in 2017.

•	Fixed product sales in 2017 were $511 million, a decrease of 29% compared with 2016 for the reason noted above.
Manulife Bank net lending assets were $20.4 billion as at December 31, 2017, up $1.0 billion or 5% from December 31, 2016. Manulife Bank new lending volumes in 2017 were $4.4 billion, an increase of 35% compared with 2016, driven by actions to broaden our distribution channels.
4Q17 Sales
Insurance sales were $163 million in 4Q17, a decrease of $74 million or 31% compared with 4Q16, reflecting pricing actions in 2017 and higher universal life prior year sales in advance of regulatory changes, as well as the timing of group benefit sales.
•
Retail insurance sales in 4Q17 of $37 million decreased 61% compared with 4Q16, reflecting pricing actions in 2017 and higher universal life sales in 4Q16 in anticipation of regulatory changes that took effect in 1Q17.

•	Institutional markets sales in 4Q17 of $126 million decreased $17 million compared with 4Q16, driven by the timing of large case group benefits sales.

1 Segregated fund products include guarantees. These products are also referred to as variable annuities.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Wealth and asset management gross flows in 4Q17 were $6.3 billion, a decrease of $3.4 billion or 35%, compared with 4Q16, driven by lower gross flows in institutional asset management, partially offset by higher gross flows in retail and retirement. We reported net flows in 4Q17 of $0.8 billion, down from $4.7 billion in 4Q16 mainly due to lower institutional asset management gross flows, partially offset by higher net flows in retail and retirement.
•	Retail gross flows of $3.5 billion in 4Q17 increased 43% compared with 4Q16, driven by strong gross flows across our funds, particularly in equity and balanced asset classes.
•
Retirement gross flows of $1.8 billion in 4Q17 increased 13% compared with 4Q16, mainly due to higher gross flows in both investment only and defined contribution products, while recurring contributions from existing clients grew modestly.

•
Institutional asset management gross flows were $0.9 billion, a decrease of 83% compared with 4Q16 as the prior year benefited from the funding of two large mandates totaling $4.2 billion in the fourth quarter.

Other wealth sales declined due to actions to de-emphasize fixed and higher-risk segregated fund product sales. Other wealth sales in 4Q17 were $656 million, a decrease of 11% compared with 4Q16.
•
Segregated fund product sales in 4Q17 were $550 million, a decrease of 7% compared with 4Q16 for the reason noted above. We are focused on growth in lower-risk segregated fund products and delivered a 14% increase in sales for such products from $351 million in 4Q16 to $401 million in 4Q17.

•	Fixed product sales in 4Q17 were $106 million, a decrease of 30% compared with 4Q16 for the reason noted above.
U.S. Division
Business highlights
In the U.S., we delivered strong wealth and asset management net flows, which contributed to record WAM assets under management and administration of US$297 billion. We surpassed the US$100 billion milestone in retail AUM, doubling assets in less than five years and more than tripling assets in less than 10 years. Life insurance sales for the full year increased 11%, driven by sales of term and universal life products, which were supported by the increasing popularity of our Vitality solution. We also completed the orderly wind-down of retail individual long-term care sales.
We introduced many digital offerings during the year to make it easier for customers to do business with us. We launched an advice product to rollover participants with plans to expand the offering to in-plan participants in 2018; piloted MyPortfolio, an advisor-assisted advice program that supports long-term relationships through financial and investment advice; and launched Twine, a new app designed to help couples who are not currently working with an advisor, save and invest together. We launched a cloud-based recordkeeping system to support growth across our retirement platform. We enhanced our Vitality program by offering the Apple Watch to reward members. We also developed a new partnership with the American Diabetes Association to raise awareness about our Vitality program and the affordability of life insurance for the more than 29 million Americans living with diabetes.
2017 Earnings
Expressed in U.S. dollars, the functional currency of the division, 2017 net loss attributed to shareholders was US$283 million compared with net income attributed to shareholders of US$865 million in 2016 and core earnings were US$1,513 million in 2017 compared with US$1,218 million in 2016. Items excluded from core earnings netted to charge of US$1,796 million in 2017 and included a US$1,977 million (C$2,514 million) charge related to the impact of U.S. Tax Reform and a US$542 million charge related to the decision to change the portfolio asset mix supporting our legacy businesses. Other items excluded from core earnings netted to a gain of US$723 million compared with a net charge of US$353 million in 2016 (see table that summarizes the past eight quarters core earnings and net income (loss) attributed to shareholders below).
The US$295 million increase in core earnings was driven by improved policyholder experience in life and long-term care and policyholder experience gains in annuities. In addition, higher wealth and asset management earnings primarily from higher average assets, lower amortization of deferred acquisition costs on in-force variable annuity business and an improvement in policy-related items were partially offset by the non-recurrence of the release of provisions for uncertain tax positions in 2016. Improved policyholder experience losses in life and long-term care were due, in part, to changes in actuarial methods and assumptions.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

4Q17 Earnings
Expressed in U.S. dollars, the functional currency of the division, 4Q17 net loss attributed to shareholders was US$1,945 million compared with a net loss attributed to shareholders of US$55 million in 4Q16 and core earnings were US$433 million in 4Q17 compared with US$353 million in 4Q16. Items excluded from core earnings were a net charge of US$2,378 million in 4Q17 and included a US$2,519 million charge related to the impact of U.S. Tax Reform and the decision to change the portfolio asset mix supporting our legacy businesses. Items excluded from core earnings in 4Q16 netted to a charge of US$408 million in 4Q16.
The US$80 million increase in core earnings was driven by higher wealth and asset management earnings primarily from higher average assets and an improvement in insurance policyholder experience. In addition, lower amortization of deferred acquisition costs on in-force variable annuity business and gains from policy-related items (compared with losses in 4Q16) were partially offset by the non-recurrence of the release of provisions for uncertain tax positions in 4Q16. Insurance policyholder experience improved compared with 4Q16, reflecting an improvement in life policyholder experience partially offset by more unfavourable long-term care policyholder experience. The improvement in life policyholder experience was partially due to changes in mortality assumptions made as part of the 2017 annual review of actuarial methods and assumptions.
2017 Sales
Wealth and asset management gross flows in 2017 were US$56.4 billion, an increase of US$3.8 billion or 7% compared with 2016, with year-over-year growth delivered across all business units. We reported net flows in 2017 of US$6.0 billion, compared with negative net flows of US$1.1 billion in 2016, driven by higher gross flows as mentioned above and a significant improvement in retail redemptions.
•
Retail 2017 gross flows of US$27.7 billion increased 6% compared with 2016, driven by higher gross flows from fixed income and international equity products, increased institutional allocations across multiple strategies, and strong fund performance.

•
Retirement 2017 gross flows of US$24.0 billion increased 3% compared with 2016, due to higher sales in the mid-case market and consistent ongoing contributions from both the small- and mid-case retirement markets.

•	Institutional asset management 2017 gross flows of US$4.8 billion increased 46% compared with 2016, primarily driven by increased sales of equity and fixed income products.
U.S. life insurance sales in 2017 of US$464 million represented an increase of 11% compared with 2016, reflecting robust term sales driven by competitive pricing, expanded distribution reach and the growing popularity of the Vitality feature, as well as more modest increases in sales of both international and universal life ("UL") products. The international sales growth was driven by success in the high net worth market and sales in advance of a price increase, while the UL increase was driven by success of our flagship Protection UL, aided by the popularity of Vitality. Variable UL full year sales were consistent with the prior year despite competitive pressures.
4Q17 Sales
Wealth and asset management gross flows in 4Q17 were US$14.1 billion, an increase of US$1.2 billion or 10% compared with 4Q16, driven by higher gross flows in retirement and institutional asset management. We reported positive net flows in 4Q17 of US$0.5 billion, compared with negative net flows of US$2.5 billion in 4Q16, driven by higher gross flows as mentioned above and a significant improvement in retail redemptions.
•
Retail 4Q17 gross flows of US$6.5 billion were in line with 4Q16, as the benefit of increased institutional allocations was offset by lower gross flows of some equity, multi-alternatives, and regional bank funds.

•
Retirement 4Q17 gross flows of US$6.4 billion increased 14% compared with 4Q16, due to higher sales in the mid-case market segment and consistent ongoing contributions from both the small- and mid-case retirement markets.

•	Institutional asset management 4Q17 gross flows of US$1.2 billion increased 63% compared with 4Q16, primarily driven by increased sales of equity products.
U.S. life insurance sales in 4Q17 of US$121 million increased 8% compared with 4Q16, reflecting strong term, UL and variable UL sales. Term sales in 4Q17 exceeded 4Q16 by 40% as repriced products continued to perform well in the market. The increase in variable UL sales were driven by several large cases, while the UL increase was led by sales of our flagship Protection product. International sales in 4Q17 were down from the prior year period consistent with expectations related to price increases undertaken to improve margins.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Corporate and Other
2017 Earnings
Corporate and Other reported a net loss attributed to shareholders of $206 million in 2017 compared with a net loss attributed to shareholders of $832 million in 2016. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss.
The core loss was $525 million in 2017 compared with a core loss of $473 million in 2016. The $52 million increase in core loss consisted of the provision in our P&C business relating to hurricanes Harvey, Irma and Maria, the non-recurrence of a release of provisions and interest on uncertain tax positions in 2016, higher strategic initiative expenses and higher interest costs, partially offset by higher core investment gains, lower expected macro hedging costs and higher realized gains on AFS equities.
Items excluded from core loss amounted to a net gain of $319 million in 2017 and included a $737 million gain related to U.S. Tax Reform. Other items excluded from core earnings netted to a charge of $418 million in 2017 compared with a net charge of $359 million in 2016 (see table that summarizes the past eight quarters core loss and net loss attributed to shareholders below).
4Q17 Earnings
Corporate and Other reported net income attributed to shareholders of $532 million in 4Q17 compared with a net loss attributed to shareholders of $387 million in 4Q16. The net income (loss) attributed to shareholders was comprised of core earnings (loss) and items excluded from core earnings (loss).
The 4Q17 core loss was $102 million compared with core earnings of $69 million in 4Q16. The $171 million unfavourable variance included $80 million primarily related to core investment gains ($100 million in 4Q17 compared with $180 million in 4Q16), and the non-recurrence of a $73 million release of provisions and interest on uncertain tax positions in 4Q16. The remaining net unfavourable variance included higher strategic initiative expenses partially offset by lower expected macro hedging costs and higher realized gains on AFS equities.
The items excluded from core loss amounted to a net gain of $634 million in 4Q17 compared with a net charge of $456 million in 4Q16. As noted above, the gain in 4Q17 included a $737 million gain as a result of the reduction in the deferred tax liability related to U.S. Tax Reform.
CORPORATE ITEMS
In a separate news release today, the Company announced that the Board of Directors approved an increase in the quarterly shareholders' dividend from 20.5 cents to 22.0 cents per share on the common shares of Manulife, payable on and after March 19, 2018 to shareholders of record at the close of business on February 21, 2018.
The Board of Directors also approved that, in respect of Manulife's March 19, 2018 common share dividend payment date, and pursuant to the Company's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
Awards & Recognition
In the United States, John Hancock Signature Services (JHSS) won an award at the 2017 Fund Intelligence Mutual Fund Service and Technology Awards for its 'Fast. Simple. Secure.' campaign. The award recognizes service providers that have demonstrated superior client service, with a focus on innovative technology that has helped to grow business and assets, increase shareholder accounts, and enhance recordkeeping services.
In Canada, Manulife Investments received four awards at the 2017 Thomson Reuters Lipper Fund Awards ceremony in Toronto. The Lipper Fund Awards recognize funds and fund management firms for their consistently strong risk-adjusted three, five, and ten-year performance, relative to their peers.
In Hong Kong, Manulife received 10 awards at the BENCHMARK Fund of the Year Awards 2017, a testament of Manulife's strength in the Mandatory Provident Fund ("MPF") market. The initiative raises awareness about responsible investing and aims to drive better practices in responsible and sustainable investing.
In Hong Kong, Manulife's MPF performance resulted in a total of eight awards at the Chinese Edition of Bloomberg Businessweek's Top Fund Awards 2017. Now in its fourth year, the Top Fund Awards is recognized by the industry for honouring the best performing Hong Kong listed funds from across the globe.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Notes
Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 8:00 a.m. ET on February 8, 2018. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on February 8, 2018 through February 22, 2018 by calling 905-694-9451 or 1-800-408-3053 (passcode: 1070814).
The conference call will also be webcast through Manulife's website at 8:00 a.m. ET on February 8, 2018. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Fourth Quarter 2017 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Robert Veloso (416) 852-8982 robert_veloso@manulife.com

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Financial Highlights
	Quarterly Results			Full Year Results
($ millions, unless otherwise stated, unaudited)	4Q17	3Q17	4Q16	2017	2016
Net income (loss) attributed to shareholders	$(1,606)	$1,105	$63	$2,104	$2,929
Preferred share dividends	(40)	(39)	(33)	(159)	(133)
Common shareholders' net income (loss)	$(1,646)	$1,066	$30	$1,945	$2,796
Core earnings(1)	$1,205	$1,085	$1,287	$4,565	$4,021
Basic earnings (loss) per common share ($)	$(0.83)	$0.54	$0.01	$0.98	$1.42
Diluted earnings (loss) per common share ($)	$(0.83)	$0.54	$0.01	$0.98	$1.41
Diluted core earnings per common share ($)(1)	$0.59	$0.53	$0.63	$2.22	$1.96
Return on common shareholders' equity ("ROE")	(17.1)%	10.8%	0.3%	5.0%	7.3%
Core ROE(1)	12.1%	10.6%	12.9%	11.3%	10.1%
Sales(1) Insurance products	$1,003	$1,052	$1,074	$4,704	$3,952
Wealth and Asset Management gross flows	$32,919	$27,494	$38,160	$124,306	$120,450
Wealth and Asset Management net flows	$3,718	$4,009	$6,073	$17,605	$15,265
Other Wealth products	$2,082	$1,939	$1,737	$8,058	$8,159
Premiums and deposits(1) Insurance products	$8,619	$8,892	$8,639	$34,577	$33,594
Wealth and Asset Management products	$32,919	$27,494	$38,160	$124,306	$120,450
Other Wealth products	$1,749	$1,742	$1,405	$6,769	$6,034
Corporate and Other	$20	$47	$23	$110	$88
Assets under management and administration ($ billions)(1)	$1,040	$1,006	$977	$1,040	$977
Capital ($ billions)(1)	$50.7	$51.8	$50.2	$50.7	$50.2
MLI's MCCSR ratio	224%	234%	230%	224%	230%
(1)	This item is a non-GAAP measure.
Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this news release include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (core EBITDA); core investment gains; constant currency basis (measures that are reported on a constant currency basis include percentage growth in core earnings in Asia Division, core earnings in wealth and asset management, sales, APE sales, gross flows, premiums and deposits, new business value, new business value margin, core EBITDA, and assets under management and administration); premiums and deposits; assets under management; assets under management and administration; capital; new business value; new business value margin; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our 2017 Management's Discussion and Analysis.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Total core earnings	$1,205	$1,085	$1,174	$1,101	$1,287	$996	$833	$905
Investment-related experience outside of core earnings	18	11	138	-	-	280	60	(340)
Core earnings plus investment-related experience outside of core earnings	1,223	1,096	1,312	1,101	1,287	1,276	893	565
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(68)	47	(37)	267	(1,202)	414	(170)	474
Recapture of reinsurance treaties	-	-	-	-	-	-	-	-
Charge related to U.S. Tax Reform	(1,777)	-	-	-	-	-	-	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	(1,032)	-	-	-	-	-	-	-
Change in actuarial methods and assumptions	(33)	(2)	-	-	(10)	(455)	-	12
Integration and acquisition costs	(18)	(14)	(20)	(18)	(25)	(23)	(19)	(14)
Other	99	(22)	-	-	13	(95)	-	8
Net income (loss) attributed to shareholders	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117	$704	$1,045
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$47	$126	$55	$222	$(213)	$96	$(97)	$(150)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(155)	(22)	(73)	50	(847)	218	(113)	407
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	40	(57)	(19)	(5)	(142)	255	40	217
Risk reduction items	-	-	-	-	-	(155)	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(68)	$47	$(37)	$267	$(1,202)	$414	$(170)	$474
Asia Division
	Quarterly Results
($ millions, unaudited)	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Asia Division core earnings	$422	$428	$405	$408	$388	$394	$342	$371
Investment-related experience outside of core earnings	62	48	62	69	74	62	(25)	(20)
Core earnings plus investment- related experience outside of core earnings	484	476	467	477	462	456	317	351
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(139)	(61)	95	119	(15)	107	(287)	(238)
Integration and acquisition costs	(8)	(6)	(7)	(9)	(4)	(2)	(2)	(2)
Other	(39)	-	-	-	(12)	-	-	10
Net income attributed to shareholders	$298	$409	$555	$587	$431	$561	$28	$121
February 7, 2018 – Press Release Reporting Fourth Quarter Results

Canadian Division
	Quarterly Results
($ millions, unaudited)	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Canadian Division core earnings	$335	$466	$345	$319	$359	$354	$333	$338
Investment-related experience outside of core earnings	76	(125)	(11)	(38)	17	35	(88)	(78)
Core earnings plus investment- related experience outside of core earnings	411	341	334	281	376	389	245	260
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(21)	115	(238)	(83)	(266)	60	130	346
Charge related to decision to change portfolio asset mix supporting our legacy businesses	(343)	-	-	-	-	-	-	-
Recapture of reinsurance treaties	-	-	-	-	-	-	-	-
Integration and acquisition costs	(10)	(8)	(12)	(10)	(18)	(14)	(16)	(6)
Net income attributed to shareholders	$37	$448	$84	$188	$92	$435	$359	$600
U.S. Division
	Quarterly Results
($ millions, unaudited)	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
U.S. Division core earnings	$550	$445	$452	$515	$471	$394	$361	$389
Investment-related experience outside of core earnings	(33)	181	164	31	97	192	93	(233)
Core earnings plus investment- related experience outside of core earnings	517	626	616	546	568	586	454	156
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	74	50	159	222	(623)	72	(47)	82
Charge related to U.S. Tax Reform	(2,514)	-	-	-	-	-	-	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	(689)	-	-	-	-	-	-	-
Integration and acquisition costs	1	-	(1)	-	(1)	(4)	-	(4)
Other	138	(41)	-	-	(17)	(95)	-	7
Net income (loss) attributed to shareholders	$(2,473)	$635	$774	$768	$(73)	$559	$407	$241
Corporate and Other
	Quarterly Results
($ millions, unaudited)	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains) (1)	$(192)	$(342)	$(168)	$(166)	$(75)	$(102)	$(125)	$(107)
Expected cost of macro hedges	(10)	(12)	(14)	(21)	(36)	(61)	(78)	(86)
Core investment gains	100	100	154	46	180	17	-	-
Total core earnings (loss)	(102)	(254)	(28)	(141)	69	(146)	(203)	(193)
Investment-related experience outside of core earnings	(87)	(93)	(77)	(62)	(188)	(9)	80	(9)
Core loss plus investment-related experience outside of core earnings	(189)	(347)	(105)	(203)	(119)	(155)	(123)	(202)
Other items to reconcile core earnings (loss) to net income(loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	18	(57)	(53)	9	(298)	175	34	284
Impact related to U.S. Tax Reform	737	-	-	-	-	-	-	-
Changes in actuarial methods and assumptions	(33)	(2)	-	-	(10)	(455)	-	12
Integration and acquisition costs	(1)	-	-	1	(2)	(3)	(1)	(2)
Other	-	19	-	-	42	-	-	(9)
Net income (loss) attributed to shareholders(1)	$532	$(387)	$(158)	$(193)	$(387)	$(438)	$(90)	$83
(1)  The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions.

February 7, 2018 – Press Release Reporting Fourth Quarter Results

Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this news release include, but are not limited to, statements with respect to the expected impact of our decision to reduce the allocation to alternative long-duration assets ("ALDA") in our portfolio asset mix supporting our legacy business and of U.S. Tax Reform.
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: the final interpretation of U.S. Tax Reform by tax authorities, the amount of time required to reduce the allocation to ALDA in our asset mix supporting our legacy businesses and redeploy capital towards higher-return businesses, the specific type of ALDA we dispose of and the value realized from such dispositions; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2017 Management's Discussion and Analysis under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" and in the "Risk Management" note to the Consolidated Financial Statements for the year ended December 31, 2017 as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 7, 2018 – Press Release Reporting Fourth Quarter Results